UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of March, 2019

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 CENTRAL PUERTO S.A.

Explanatory Note

Central Puerto S.A. (the “Company”) is filing this Amendment (the “Form 6-K/A”) solely to furnish a corrected version of the Company’s Earnings Release in connection with the consolidated financial results for the Fiscal Year 2019 ended on December 31, 2019 (the “Earnings Release”), contained in the Form 6-K furnished with the Securities and Exchange Commission on March 10, 2020 (the “Form 6-K”). The revised consolidated financial results for the Fiscal Year 2019 ended on December 31, 2019 is amended by replacing:

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On Page 11 below, “(ii): “Ps. 3,357 million non-cash charge related to the property (…)” with the following “(iv) a Ps. 3,717 million non-cash charge related to the property (…)”.
●
On Page 11 below, “Consolidated Net income was Ps. 1,330 million and Net income for shareholder was Ps. 969 million or Ps. 0.63 per share, in the 4Q2019” with “Consolidated Net income was Ps. 1,330 million and Net income for shareholder was Ps. 964 million or Ps. 0.63 per share, in the 4Q2019”
●
On Page 12 below, “Finally, the gain on net monetary position totaled Ps. 125 million during the 4Q2019, as compared to a loss on the net monetary position of Ps. 3,400 million in the 4Q2018” with the following “Finally, the gain on net monetary position totaled Ps. 107 million during the 4Q2019, as compared to a loss on the net monetary position of Ps. 3,400 million in the 4Q2018”.
●
On page 13 below, (i)“An increase in the purchase of fuel (and related concepts) used in the units that sell steam, and electricity under contracts or Energía Base (when applicable), which totaled Ps. 10,928 million during the 2019, as compared to Ps. 3,275 million in 2018, due to the cost of the self-supplied fuel purchased in accordance to Res. 70/18 described above” with the following (i)“An increase in the purchase of fuel (and related concepts) used in the units that sell steam, and electricity under contracts or Energía Base (when applicable), which totaled Ps. 10, 042 million during the 2019, as compared to Ps. 3,330 million in 2018, due to the cost of the self-supplied fuel purchased in accordance to Res. 70/18 described above”;
●
On Page 16 below, “(ii) Ps. 12,321 million due to a decrease in the stock of trade receivables, mainly related to the FONI collections,” with the following “(ii) Ps. 12,769 million due to a decrease in the stock of trade receivables, mainly related to the FONI collections”,
●
On Page 17 below, under “Consolidated Statement of Income”, the figures from the following captions referring to 4Q 2019 information:
o
Property plant and equipment impairment: “3,356,612” with the following “3,716,612”; and
o
Loss (gain) on net monetary position: “125,200” with the following “107,026”.
●
On Page 18 below, under “Consolidated Statement of Income”, the figures from the following captions referring to 2019 information:
o
Property plant and equipment impairment: “4,044,422” with the following “4,404,422”; and
o
Loss (gain) on net monetary position: “2,413,579” with the following “2,431,753”.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally furnished. The Form 6-K, as amended by this Form 6-K/A, continues to speak as of the initial date of the submission of Form 6-K.

For the convenience of the reader, this Amendment sets forth the original Earnings Release in its entirety, as modified to reflect the corrections outlined above.

Central Puerto: Ps. 58.5 per ADR, and commencement of operations of Luján de Cuyo unit (95 MW) and Manque wind farm (38 MW)

Stock information:
Buenos Aires, March 10 - Central Puerto S.A (“Central Puerto” or the “Company”) (NYSE: CEPU), a leading power generation company in Argentina, as measured by generated power, reports its consolidated financial results for the Fiscal Year 2019 and quarter (“Fourth Quarter” or “4Q2019”) ended on December 31, 2019.

A conference call to discuss the results of the Fourth Quarter 2019 will be held on March 11, 2020 at 12:00 Eastern Time (see details below). All information provided is presented on a consolidated basis, unless otherwise stated.

Financial statements as of and for the fiscal year and quarter ended on December 31, 2019 include the effects of the inflation adjustment, applying IAS 29. Accordingly, the financial statements have been stated in terms of the measuring unit current at the end of the reporting period, including the corresponding financial figures for previous periods informed for comparative purposes. Growth comparisons refer to the same period of the prior year, measured in the current unit at the end of the period, unless otherwise stated. Consequently, the information included in the Financial Statements for the fiscal year and quarter ended on December 31, 2019, is not comparable to the Financial Statements previously published by the company.

New York Stock Exchange Ticker: CEPU 1 ADR = 10 ordinary shares
Bolsas y Mercados Argentinos Ticker: CEPU

Contact information: Chief Financial Officer Fernando Bonnet Investor Relations Officer Tomás Daghlian Tel (+54 11) 4317 5000 ext.2192 inversores@centralpuerto.com www.centralpuerto.com

Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all the Company’s financial information. As a result, investors should read this release in conjunction with Central Puerto’s consolidated financial statements as of and for fiscal year and quarter ended on December 31, 2019 and the notes thereto, which will be available on the Company’s website.

A. 4Q2019 Highlights

4Q2019 energy generation increased 18% to 4,101 GWh, as compared to 3,471 GWh during the same period of 2018 (see section C. Main Operating Metrics), due to a 17% and 46% increase in thermal and renewable generation, respectively due to the expansion of the installed capacity, and a 17% increase in hydro generation due to higher waterflow (for more information see section C. Main Operating Metrics). Thermal units reached 92% availability, compared to 89% in the 4Q2018, and a market average of 82% for the 4Q2019.

4Q2019 Net income was Ps. 5.85 per ordinary share or Ps. 58.5 per ADR (for more information see section D. Financial).

“During the fourth quarter, we were able to continue our ambitious expansion plan with the COD of the new Luján de Cuyo cogeneration unit, which adds 95 MW to our portfolio of generation assets, and the COD of 38 MW of wind farm Manque, increasing our power available to serve customers directly under the term market.

Together with the rest of the project developed, we were able to increase 461 MW our total installed capacity, including 367MW from thermal sources and 94 MW from renewable sources, representing an increase of 12% in our installed capacity during 2019.”

Jorge Rauber, CEO of Central Puerto

Luján de Cuyo new cogeneration COD. On October 5, 2019, the new cogeneration of the Luján de Cuyo plant reached its COD, 7 weeks ahead of the agreed schedule. This unit will provide electricity through a 15-years PPA with CAMMESA, and steam to YPF during a similar time period.

Loan facility from KFW. On March 26, 2019 the Company entered into a loan agreement with Kreditanstalt für Wiederaufbau (“KfW”) for an amount of 56 million dollars to finance the Luján de Cuyo project mentioned above. Under this loan, the company received US$ 43.7 million in May 2019, US$ 4.9 million in July, US$ 4.3 million in November and US$ 2 million in December, totaling US$ 54.9 million, the plant commenced commercial operation on October 5, 2019.

Abrogation of Resolution No. 70/2018. On December 30, 2019, through Resolution No. 12/2019, the Ministry of Productive Development abrogated Resolution SE No. 70/2018 (Res. 70/18), which allowed generators to purchase their own fuel, and reinstated effectiveness of section 8 of Resolution No. 95/2013 and section 4 of Resolution No. 529/2014, centralizing fuel purchases through CAMMESA.

Distribution of cash dividends. A distribution of cash dividends of Ps. 0.71 per common share, equivalent to US$ 0.118571 per ADR (US gross amount), was approved at Central Puerto’s ordinary shareholders’ meeting held on November 22, 2019 and distributed during December 2019.

Renewable energy

Manque wind farm commenced operation for 38 MW. On December 6, 2019, wind farm Manque commenced commercial operations for 38 MW. This wind farm sell energy directly to large users under the MATER regulatory framework and have 100% of the power capacity already contracted. Furthermore, during the 1Q2020, 19 MW of additional installed capacity commenced operations, reaching now the total amount of the project of 57 MW.
____________________________

1 As determined by the shareholders during the meeting, the amount in pesos were converted to US dollars using the exchange rate quoted by Banco de la Nación Argentina for wire transfers for the day prior to the payment which was, Ps. 59.88 per dollar.

Loan for La Genoveva I project. Vientos La Genoveva I, a subsidiary of Central Puerto, received on November 22, the full disbursement, US$ 76 million, of the financing agreed with IFC, a member of the World Bank, for the construction of La Genoveva I project, a wind farm awarded under Round 2 of RenovAr program. The project is in an advance staged of construction and the contracted COD is on May 21, 2020. However, the company does not discard that the recent events related to the Covid-19 virus outbreak may affect the delivery of the equipment related to the project and or construction.

B. Recent news

Renewable energy

Los Olivos wind farm reached commercial operation date (COD) for 22.8 MW. On February 21, 2020, wind farm Los Olivos commenced commercial operations for 22.8 MW. This wind farm sells energy directly to large users under the MATER regulatory framework.

Term Market form Renewable Energy (MATER). Following the COD of Manque and Los Olivos, all the wind farms that generate energy for MATER, under Resolution No. 281-E/17, are as of the date of this report operative and have already signed long-term PPA contracts, with prices set in US dollars with private customers for 100% of their capacity.

Thermal energy

New Regulatory framework for Energía Base Units. On February 27, 2020 the Secretariat of Energy issued Res. 31/2020, which replaces the tariff scheme for the Energía Base energy generation units. The main changes were:

■
Prices are set in argentine pesos, and adjusted monthly considering a mix of 60% of the Consumer Price Index (IPC) and 40% of the Wholesale Price Index (IPIM)

■
Initial variable Energy prices remained almost unchanged, although denominated in argentine pesos. The implicit foreign exchange rate between the new price set in argentine pesos and the old price set in US dollars is Ps 60 per US dollar, which is similar to the average exchange rate of January 2020 of Ps. 60.01 per US dollar2.

■
Initial Power prices for thermal units were reduced ~ 16% (considering the implicit exchange rate of Ps. 60 per US, as mentioned above) and set in argentine pesos. Furthermore, the price recution for machines with less than 70% Utilization Factor in the last twelve months was now set in up to 40% as compared to up to 30% before (see table below).

■
Initial fixed Power prices for hydro plants were reduced ~ 45% (considering the implicit exchange rate of Ps. 60 per US, as mentioned above) and set in argentine pesos.

■
A new remuneration for generation in hours of maximum power demand was established (see table below). The company estimate that, for 2020, this new remuneration may mitigate around 30% of the reduction in fixed power prices, considering the mix of equipment that the company has.

The table below shows the details of the main initial prices effective for February 2020 applicable to Central Puerto’s units, by source of generation:
 ____________________________
  2 Average daily exchange rate quoted by the Banco de la Nación Argentina for wire transfers (divisas).

Items	Thermal	Hydro
Power capacity payments Res. 31/20201
Up to Ps. 360,000 per MW per month during Summer and Winter
(December, January, February, June, July and August)

Up to Ps. 270,000 per MW per month during Spring and Autumn
(March, April, May, September, October and November)

These prices, are multiplied by a percentage, which depends on the average Utilization Factor (UF) of each unit during the previous last twelve months (mobile year):

● If UF >= 70%, the unit receives 100% of the price

● If the is between 30 and 70%, the machine receives UF*+0.30 of the price (lineal proportion)

● If UF<30%, unit receives 60% of the price
Ps. 99,000 per MW per month
Energy payments Res. 31/20202	Ps. 324 per MWh for generation with natural gas Ps. 504 per MWh for generation with fuel oil/gas oil	Ps. 294 per MWh
The machines that generated energy during the 50 hours of higher power demand will receive a remuneration using the following formulas, respectively:
Payment for generation in hours of maximum power demand
Potgemhrt1 x PrecPHRT x FRPHRT1 + Potgemhrt2 x PrecPHRT x FURHRT2

Where:
PrecPHMRT: is Ps. 37,500 / MW

Potgemhrt1 and Potgemhrt2: are the average power generated in the hours of maximum requirement HMRT-1 and HMRT-2, respectively of the corresponding month.

Potopmhrt1 x PrecPOHRT x FRPHRT1 + Potopmhrt2 x PrecPOHRT x FURHRT2

PrecPOHMRT: is Ps. 27,500 / MW for large hydro plant (> 300 MW)

Potopmhrt1 and Potopmhrt1: are the average power operated in the hours of maximum requirement HMRT-1 and HMRT-2, respectively.

FRPHRT1 and FRPHRT2: are the requirement factor for the first and second 25 hours, respectively, of highest thermal requirement of each month in each period according to table below:

	FRPHMRT [p.u.]
	Summer and Winter	Autumn and Spring
HMRT-1	1.2	0.2
HMRT-2	0.6	0.0

Adjustment starting in March 2020
All the prices mentioned above will have an automatic monthly adjustment using a mix of 60% of the Consumer Price Index (IPC) and 40% of the Wholesale Price Index (IPIM) accumulated between December 2019 and two months prior (T-2) to month of each transaction.

1 Effective prices for capacity payment depended on the availability of each unit, and the achievement of the Guaranteed Bid Capacity (DIGO in Spanish) that each generator may send periodically to CAMMESA.
2 Energy payments above mentioned includes the tariffs for energy generated and energy operated as defined by Res. SE 31/2020.
A complete copy of Res. SE 31/2020, can be found on the webpage of the Official Gazette of the Republic Argentina: https://www.boletinoficial.gob.ar/.

C. Main operating metrics

The table below sets forth key operating metrics for the 4Q2019, compared to the 3Q2019 and the 4Q2018, and full year 2019, compared to 2018:

Key Metrics	4Q 2019	3Q 2019	4Q 2018	Var % (4Q/4Q)	2019	2018	Var % (Y-o-Y)
Continuing Operations
Energy Generation (GWh)	4,101	3,941	3,471	18%	14,848	14,488	2%
-Electric Energy Generation- Thermal*	2,816	2,383	2,413	17%	10,190	10,052	1%
-Electric Energy Generation – Hydro	1,043	1,373	893	17%	3,927	4,216	(7%)
-Electric Energy Generation – Wind	241	185	165	46%	730	221	231%
Installed capacity (MW; EoP1)	4,273	4,139	3,812	12%	4,273	3,812	12%
-Installed capacity -Thermal (MW)	2,589	2,493	2,222	17%	2,589	2,222	17%
-Installed capacity - Hydro (MW)	1,441	1,441	1,441	0%	1,441	1,441	0%
-Installed capacity - Wind (MW)	205	205	149	38%	205	149	38%
Availability - Thermal2	92%	93%	89%	3 p.p.	93%	88%	5 p.p.
Steam production (thousand Tons)	254	221	256	(1%)	1,018	1,122	(9%)
Source: CAMMESA; company data. * Includes generation from Brigadier López starting on April 2019.
1 EoP refers to “End of Period”
2 Availability weighted average by power capacity. Off-time due to scheduled maintenance agreed with CAMMESA is not considered in the ratio.

In the 4Q2019, energy generation increased 18% to 4,101 GWh, compared to 3,471 GWh in the 4Q2018, due to: a) a 17% increase in the thermal generation, which was positively affect by the commencement of operations of the new cogeneration unit of Luján de Cuyo and the purchase of Brigadier López during the 2Q2019) and partially offset by a decrease in the dispatch for some of the small steam and gas, and b) a 17% increase in energy generation form the hydro plant Piedra del Águila due to higher waterflow in the Limay and Collón Curá rivers, and c) a 46% increase in the electricity generation from wind farms, due to the operation during the full quarter of La Castellana II (14.4 MW) and Achiras La Genoveva II (41.8 MW) wind farms that commenced their commercial operations during the 3Q2019. Additionally, as mentioned above, during the December 2019, the wind farm Manque reached the COD for 38 MW, generating 18.5 GWh during the first days of operations to supply large users under the Term Market regulatory framework (MATER). As a reference, domestic energy generation remained stable during the 4Q2019, compared to the 4Q2018, according to data from CAMMESA.

During 4Q2019, machine availability for thermal units reached 92%, compared to 89% in 4Q2018, showing a sustained level and well above the market average availability for thermal units for the same period of 82%, according to data from CAMMESA.

Finally, steam production showed a decrease of 1% totaling 254,000 tons produced during 4Q2019 compared to 256,000 tons during the 4Q2018.

In fiscal year 2019, energy generation increased 2% to 14,848 GWh, compared to 14,488 GWh in the 2018, mainly due to a) a 1% increase in thermal generation, due to the positive impact of the commencement of operations of the new cogeneration unit of Luján de Cuyo and the purchase of Brigadier López during the 2Q2019, which was and partially offset by a decrease in the dispatch for some of the steam and gas turbines due to a contraction of the energy demand of 3.1% and the increase in the installed capacity of renewable energy projects, and b) a 231% increase in the electricity generation from wind farms, due to the operation during the full period of La Castellana I (99 MW) and Achiras I (48 MW) wind farms the commenced their commercial operations during the 3Q2018, the wind farms La Castellana II (14.4 MW) and La Genoveva II (41.8 MW) that reached their COD in the 3Q2019, and the wind farm Manque, that commenced its operation on December 2019, as mentioned above. This was partially offset by a 7% decrease in the generation of the hydro plant, due to less waterflow in the Limay and Collón Curá rivers.

As a reference, domestic energy generation decreased 4.5% during 2019, compared to 2018, according to data from CAMMESA, while energy demand decreased 3.1%.

During 2019, availability of Central Puerto’s thermal units reached 93%, compared to 88% in 2018 (which was affected by the unscheduled extension of the maintenance of combined cycle of the Puerto Complex), showing a sustained level, and well above the market average availability for thermal units for the same period of 82%, according to data from CAMMESA.

Finally, steam production decreased 9% totaling 1,018,000 tons produced during 2019 compared to 1,122,000 tons during the 2018. The decrease was related to 17 days of scheduled halt in the production of the old cogeneration unit of the Luján de Cuyo plant in order to allow the connection of the new Luján de Cuyo cogeneration unit to the steam pipeline.

D. Financials

Main financial magnitudes of continuing operations

Million Ps.	4Q 2019	3Q 2019	4Q 2018	Var % (4Q/4Q)	2019	2018	Var % (Y-o-Y)
	Unaudited3	Unaudited3	Unaudited3		Audited	Audited
Revenues	11,384	8,681	7,471	52%	35,961	21,945	64%
Cost of sales	(6,212)	(3,570)	(3,237)	93%	(18,957)	(9,979)	90%
Gross profit	5,173	5,111	4,234	22%	17,004	11,966	42%
Administrative and selling expenses	(838)	(661)	(701)	20%	(2,633)	(2,137)	23%
Operating income before other operating results	4,335	4,451	3,534	22%	14,371	9,829	46%
Other operating results, net1	(1,745)	10,558	(1,441)	(58%)	13,678	37,084	(63%)
Operating income1	2,589	15,009	2,093	77%	28,049	46,913	(40%)
Depreciations and Amortizations	1,684	785	855	100%	3,391	2,296	48%
Adjusted EBITDA1,2	4,274	15,794	2,947	84%	31,440	49,209	(36%)
1. Include, among others, the following concepts: ● CVO effect	-	-	-	N/A	-	16,948	N/A
● Foreign Exchange Difference and interests related to FONI trade receivables	1,550	7,626	(1,892)	N/A	13,676	18,347	(25%)
See “CVO effect” below for further information.
Average exchange rate of period	59.35	50.65	37.15	60%	48.28	28.18	71%
Exchange rate end of period	59.89	57.59	37.70	59%	59.89	37.70	59%
NOTE: Exchange rates quoted by the Banco de la Nación Argentina are provided only as a reference. The average exchange rate refers to the average of the daily exchange rates quoted by the Banco de la Nación Argentina for wire transfers (divisas) for each period.
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2. See “Disclaimer-Adjusted EBITDA” below for further information.
3. 4Q2019 and 4Q2018 figures were constructed, as the 2019 and 2018 financial figures, minus the 9M2019 and 9M2018 financial figures, respectively, informed in the Financial Statements for the quarter and the nine month period ended on September 30, 2019, in all cases stated in the measuring unit current at December 31, 2019. The 3Q2019 financial figures were also calculated based on the information originally published in the 3Q2019 Financial Statement, stated in terms of the measuring unit current as of December 31, 2019.

Adjusted EBITDA Reconciliation

Million Ps.	4Q 2019	3Q 2019	4Q 2018	Var % (4Q/4Q)	2019	2018	Var % (Y-o-Y)
	Unaudited4	Unaudited4	Unaudited4		Audited	Audited
Consolidated Net income for the period2	1,330	3,939	(604)	N/A	8,661	26,437	(67%)
Loss on net monetary position	(107)	(780)	3,400	N/A	2,432	6,209	(61%)
Financial expenses	2,306	10,850	836	176%	15,925	9,693	64%
Financial income	(1,395)	(980)	(624)	124%	(3,601)	(3,508)	3%
Share of the profit of an associate	(199)	(480)	(134)	49%	(1,113)	(1,652)	(33%)
Income tax expenses	655	2,461	(782)	(184%)	5,745	10,160	(43%)
Net income of discontinued operations	-	-	-	N/A	-	(425)	(100%)
Depreciation and amortization	1,684	785	855	97%	3,391	2,296	48%
Adjusted EBITDA1,2	4,274	15,794	2,947	45%	31,440	49,209	(36%)
1. Include, among others, the following concepts: ● CVO effect	-	-	-	N/A	-	16,948	N/A
● Foreign Exchange Difference and interests related to FONI trade receivables	1,550	7,626	(1,892)	N/A	13,676	18,347	(25%)

See “CVO effect” below for further information.
2. See “Disclaimer-Adjusted EBITDA” below for further information.

4Q 2019 Results Analysis

Revenues increased 52% to Ps. 11,384 million in the 4Q2019, as compared to Ps. 7,471 million in the 4Q2018. The increase in revenues was mainly driven by:

(i)
a 3 percentage points increase in the availability of the thermal units under Energía Base, which was 92% during the 4Q2019, as compared to 89% during the 4Q2018,

  ____________________________

4 4Q2019 and 4Q2018 figures where constructed, as the difference between the 2019 and 2018 financial figures, and the 9M2019 and 9M2018 financial figures, respectively, informed in the Financial Statements for the quarter and the nine month period ended on September 30, 2019, stated in the measuring unit current at December 31, 2019. The 3Q2019 financial figures were also calculated using the information published in such Financial Statement and stated in terms of the measuring unit current at the end of the reporting period.

(ii)
a 18% increase in energy generation, that reached 4,101 GWh during 2019, as compared to 3,471 GWh as explained above in section “C. Main operating metrics”,

(iii)
a higher-than-inflation increase in the exchange rates for the 4Q2019, which impacted tariffs set in US dollars, in terms of argentine pesos current at the end of the reporting period. As a reference, the average foreign exchange rate during 4Q2019 increased 60% compared to 4Q2018, while the inflation rate for the twelve-month period ended on December 31, 2019, was 54%.

(iv)
an increase in Sales under contracts, which amounted to Ps. 3,121 million during the 4Q2019, as compared to Ps. 801 million in the 4Q2018, mainly due to the revenues related to the Brigadier López Plant, which was acquired in June 2019, and the energy generation from wind farms La Castellana II, La Genoveva II and Manque, which started operations during June, September and December 2019, respectively;

(v)
an increase in the fuel remuneration for units under Energía Base regulatory framework (and other related concepts), which amounted to Ps. 3,643 million during the 4Q2019, mainly because of income in accordance to Res. 70/18, in some of the units under the Energía Base regulatory framework (see “—Factors Affecting Our Results of Operations—Our Revenues—The Energía Base” in the Company’s latest 20-F filing), compared to Ps. 2,238 million during the 4Q2018,
This increase was partially offset by:

(i)
a decrease in energy and power prices for units under the Energy Base Regulatory framework established by Res. 1/19, starting on March 1, 2019.

Gross profit increased 22% to Ps. 5,173 million, compared to Ps. 4,234 million in 4Q2018. This increase was due to (i) the above-mentioned increase in revenues, which was partially offset by an increase in costs of sales that totaled Ps. 6,212 million, a 92% increase as compared to Ps. 3,237 million in the 4Q2018. The increase in the cost of sales was primarily driven by:

(i)
An increase in the purchase of fuel (and related concepts) used in the units that sell steam, and electricity under contracts or Energía Base (when applicable), which totaled Ps. 3,267 million during the 4Q2019, as compared to Ps. 1,687 million in the 4Q2018, due to the cost of the self-supplied fuel purchased mainly in accordance to Res. 70/18 as described above;

(ii)
a 92% increase in non-fuel-related costs of production, which totaled Ps. 2,944 million in the 4Q2019, as compared to Ps. 1,550 million in the 4Q2018, mainly due to the increase in our installed capacity following the acquisition of Brigadier López plant and the COD of the new thermal and renewable energy plants.

Gross Profit Margin totaled 45% during the 4Q2019, as compared to 57% in the 4Q2018. This change was mainly a consequence of the lower gross profit margin that the operation of purchase of self-supplied fuel, which started on November 2018 has, as compared to the gross profit margin of the rest of operations of the company.

Operating income before other operating results, net, increased 23% to Ps. 4,335 million, compared to Ps. 3,534 million in the 4Q2018. This increase was due to (i) the above-mentioned increase in gross profits, and (ii) an approximately proportional increase in administrative and selling expenses that totaled Ps. 838 million, a 20% increase as compared to Ps. 701 million in the 4Q2018. This increase was mainly driven by (i) a Ps. 150 million increase in professional services, mainly related to the development and financing of the new projects; (ii) a Ps. 85 million increase in taxes on bank account transactions, due to increased revenues, costs and financing activities, among others; and (iii) a Ps. 63 million increase in local and state taxes, which was partially offset by (iv) a Ps. 205 million reduction in corporate structure expenditures.

Adjusted EBITDA increased 45% to Ps. 4,274 million in the 4Q2019, compared to Ps. 2,947 million in the 4Q2018. This increase was mainly due to (i) the increase in operating results before other operating income, net mentioned above, and (ii) a Ps. 1,550 million gain during the 4Q2019, from the foreign exchange difference on operating assets (mainly the FONI trade receivables), compared to a loss of 2,416 million during the 4Q2018; which was partially offset (by) (iii) a lower gain on interest on trade receivables clients during the 4Q2019, which amounted to 300 million, as compared to Ps. 867 million in the 4Q2018, including the ones related to the FONI program due to a lower balance maintained during the quarter, and (ii) a Ps. 3,717 million non-cash charge related to the property, plant and equipment impairment test during 4Q2019, mainly as a consequence of a higher discount rate and the new regulation for generation units under Energía Base regulatory framework which reduced the prices for those units, among other factors.

Consolidated Net income was Ps. 1,330 million and Net income for shareholder was Ps. 964 million or Ps. 0.63 per share, in the 4Q2019, compared to a loss of Ps. 604 million and 1,093 million, respectively, or a loss of Ps. 0.72 per share, in the 4Q2018. In addition to the above-mentioned factors, net income was (i) negatively impacted by higher financial expenses that amounted to Ps. 2,306 million in the 4Q2019, compared to Ps. 836 million in the 4Q2018, mainly due to the interest accrued on a higher debt balance during the period, related to the loans obtained for the thermal and renewable energy expansion projects and the acquisition of the Brigadier López plant, and the foreign exchange difference on such loans, which are mostly denominated in US dollars, and (ii) positively impacted by higher financial income which amounted to Ps. 1,395 million during the 4Q2019, compared to Ps. 624 million in the 4Q2018, mainly due to the higher foreign exchange difference over US dollar denominated financial assets (which excludes FONI and other trade receivables). Additionally, the results from the share of profit of associates increased to Ps. 199 million in the 4Q2019, as compared to Ps. 134 million in the 4Q2018, mainly due to higher results from the operations of Ecogas.

Finally, the gain on net monetary position totaled Ps. 107 million during the 4Q2019, as compared to a loss on the net monetary position of Ps. 3,400 million in the 4Q2018.

FONI collections totaled Ps. 1,640 million in the 4Q2019, -including VAT- (approximately equivalent to US$ 27 million, at the exchange rate as of December 31, 2019), associated to the FONI trade receivables for San Martín, Manuel Belgrano, and Vuelta de Obligado Plants.

2019 fiscal year Results Analysis

Revenues from continuing operations increased 64% to Ps. 35,961 million in 2019, as compared to Ps. 21,945 million in 2018. This increase in revenues was mainly driven by:

(i)
a 5 percentage points increase in the availability of the thermal units under Energía Base, which was 93% during 2019, as compared to 88% during the 2018,

(ii)
a 2% increase in energy generation, that reached 14,848 GWh during 2019, as compared to 14,488 GWh as explained above in section “C. Main operating metrics”,

(iii)
an increase in the exchange rates for 2019, higher than the inflation for the period, which impacted tariffs set in US dollars, in terms of argentine pesos current at the end of the reporting period. As a reference, the average foreign exchange rate during 2019 increased 58.86% compared to 2018, while the inflation rate for the twelve-month period ended on December 31, 2019 was 53.83%,

(iv)
an increase in the income related to fuel self-supplied for units under Energía Base regulatory framework (and other related concepts), which amounted to Ps. 10,928 million during 2019, mainly due to the income in accordance to Res. 70/18, in some of the units under the Energía Base regulatory framework (see “—Factors Affecting Our Results of Operations—Our Revenues—The Energía Base”), compared to Ps. 3,275 million during 2018,

(v)
Ps. 7,351 millions in the Sales under contracts, compared to Ps. 1,380 million in the 2018, mainly due to the revenues related to the Brigadier López Plant, which was acquired during June 2019, the new Luján de Cuyo cogeneration unit, the energy generation from wind farms Achiras and La Castellana I, which started operations during the 3Q2018 and where fully operational during the 2019, and La Castellana II, La Genoveva II, and Manque wind farms which started operations during June, September and December 2019, respectively.

This was partially offset by the decrease in energy and power prices for units under the Energy Base Regulatory framework established by Res. 1/19, starting on March 1, 2019.

Gross profit increased 42% to Ps. 17,004 million, compared to Ps. 11,966 million in 2018. This increase was due to (i) the above-mentioned increase in revenues, which was partially offset by an increase in costs of sales that totaled Ps. 18,957 million, a 90% increase as compared to Ps. 9,979 million in the 2018. The increase in the cost of sales was primarily driven by:

(i)
An increase in the purchase of fuel (and related concepts) used in the units that sell steam, and electricity under contracts or Energía Base (when applicable), which totaled Ps. 10,042 million during the 2019, as compared to Ps. 3,330 million in 2018, due to the cost of the self-supplied fuel purchased in accordance to Res. 70/18 described above;

(ii)
a 34% increase in non-fuel-related costs of production, which totaled Ps. 8,915 million in 2019, as compared to Ps. 6,648 million in 2018, mainly due to (i) a Ps. 883 million increase in the charge amortization of intangible assets, which totaled Ps. 1421 million in 2019 compared to Ps. 538 million in 2018, mainly related to the amortization of the PPA contract from the Brigadier López plant, recognized as an intangible asset following the purchase of the plant in June 2019, (ii) a Ps. 797 million increase in maintenance costs and spare parts, mainly related to more maintenance activities performed to thermal units during the period, (iii) a Ps. 212 million increase in the depreciation of properties, plant and equipment, due to the addition of the new assets related to the expansion of the installed capacity for the thermal and renewable energy projects during the period and (iv) a Ps. 261 million, or 12% increase in compensation to employees, mainly due to the increase of personnel after the purchase of the Brigadier López plant on June 2019, and the renewable energy projects.
Gross Profit Margin totaled 47% during 2019, as compared to 55% in the 2018. This change was mainly a consequence of the lower gross profit margin that the operation of purchase of self-supplied fuel, which started on November 2018 has as compared to the gross profit margin of the rest of operations of the company.

Operating income before other operating results, net, increased 46% to Ps. 14,371 million, compared to Ps. 9,829 million in 2018. This increase was due to (i) the above-mentioned increase in gross profits, and (ii) a less-than-proportional increase in administrative and selling expenses that totaled Ps. 2,633 million, a 23% increase as compared to Ps. 2,137 million in the 2018. This increase was mainly driven by (i) a Ps. 234 million increase in taxes on bank account transactions, due to increased revenues, capital expenditures, costs, loan disbursements, and the acquisition of the Brigadier López Plant, among others, (ii) a Ps. 215 million increase in professional services, mainly related to the development and financing of the new projects; and (iii) a Ps. 126 million increase in local and state taxes, which was partially offset by (iv) a Ps. 101 million reduction in corporate structure expenditures.

Adjusted EBITDA was Ps. 31,440 million in the 2019, compared to Ps. 49,209 million in the 2018 which included a Ps. 16,948 million gain during the 2018 from a one-time-gain from the CVO Commercial Operation Approval (the “CVO effect”). Without considering this extraordinary gain, the Adjusted EBITDA would have decreased 3%. This variation was mainly due to a Ps. 11,912 million gain during 2019, lower than a Ps. 17,542 million gain during 2018 from the foreign exchange difference on the trade receivables denominated in US dollars mainly related to the FONI program, (ii) a Ps. 4,404 million non-cash charge related to the property, plant and equipment impairment test during 2019, mainly as a consequence of a higher discount rate and the new regulation for generation units under Energía Base regulatory framework which reduced the prices for those units, among other factors, (iii) the increase in operating results before other operating income, net mentioned above, (iv) a Ps. 3,912 million one-time-gain in interests associated to the trade receivables and debt compensation with CAMMESA.5

Consolidated Net income was Ps. 8,661 million and Net income for shareholder was Ps. 8,809 million or Ps. 5.85 per share (Ps. 58.5 per ADR), in 2019, compared to Ps. 26,437 million and 26,951 million, respectively, or Ps. 17.91 per share (Ps. 179.1 per ADR), in 2018, which included a Ps. 16,948 million gain – before income tax- accrued during 2018 from a one-time-gain from the CVO Commercial Operation Approval (the “CVO effect”). In addition to the above-mentioned factors, net income was negatively impacted by a higher financial expenses that amounted to Ps. 15,925 million in 2019, compared to Ps. 9,693 million in 2018 mainly due to the interest accrued on a higher debt balance during the period, related to the loans obtained for the thermal and renewable energy expansion projects and the acquisition of the Brigadier López plant, and the foreign exchange difference on such loans, which are mainly denominated in US dollars, which was partially offset by a higher financial income which amounted to Ps. 3,601 million during 2019, compared to Ps. 3,508 million in 2018, mainly due to the lower foreign exchange difference over US dollar denominated financial assets (which excludes FONI and other trade receivables). Additionally, the results from the share of profit of associates decreased to Ps. 1,113 million in 2019, as compared to Ps. 1,652 million in 2018, mainly due to lower results from the operations of Ecogas.

Finally, loss from exposure to the change in the purchasing power of the currency totaled Ps. 2,432 million during 2019, as compared to Ps. 6,209 million in 2018.

FONI collections totaled Ps. 9,573 million in 2019, -including VAT- (approximately equivalent to US$ 160 million, at the exchange rate as of December 31, 2019), associated to the FONI trade receivables for San Martín, Manuel Belgrano, and Vuelta de Obligado Plants, including related to the installments corresponding to the March-December 2018 of the CVO agreement.

____________________________

5 Trade receivables and debt compensation with CAMMESA. During the 3Q2019, CAMMESA, in accordance to a general offer maid to all generators, cancelled the pending trade receivables from CAMMESA accrued between 2013 and 2016, after offsetting the balance of loans and advances granted by CAMMESA. This agreement included a 18% reduction in the amount of principal plus accrued interests that CAMMESA owed to the Company.

Financial Situation

As of December 31, 2019, the Company and its subsidiaries had Cash and Cash Equivalents of Ps. 1.5 billion, and Other Current Financial Assets of Ps. 7.7 billion.

Loans and borrowings were received to finance the expansion of the current installed capacity, which includes the construction of the Luján de Cuyo thermal project, and the wind farms La Castellana I, Achiras, La Castellana II, La Genoveva I and La Genoveva II, and the acquisition of the Brigadier López Plant. The following chart breaks down the Net Debt position of Central Puerto (on a stand-alone basis) and its subsidiaries:

Million Ps.		As of December 30, 2019
Cash and cash equivalents (stand-alone)		1,030
Other financial assets (stand-alone)		3,703
Financial Debt (stand-alone)		(22,604)
Composed of: Financial Debt (current) (Central Puerto S.A. stand-alone)	(6,757)
Financial Debt (non-current) (Central Puerto S.A. stand-alone)	(15,847)
Subtotal Central Puerto stand-alone Net Debt Position		(17,871)
Cash and cash equivalents of subsidiaries		464
Other financial assets of subsidiaries		3,995
Financial Debt of subsidiaries Composed of:		(16,110)
Financial Debt of subsidiaries (current)	(1,270)
Financial Debt of subsidiaries (non-current)	(14,840)
Subtotal Subsidiaries Net Debt Position		(11,651)
Consolidated Net Debt Position		(29,522)

Cash Flows of 2019

Million Ps.	2019 As of December 31, 2019
Cash and Cash equivalents at the beginning	354
Net cash flows provided by operating activities	11,974
Net cash flows used in investing activities	(27,904)
Net cash flows provided by financing activities	17,132
Exchange difference and other financial results	635
Loss on net monetary position by cash and cash equivalents	(697)
Cash and Cash equivalents at the end	1.494

Net cash provided by operating activities was Ps. 11,974 million during 2019. This cash flow arises from (i) Ps. 28,049 million from the operating income from continuing operations obtained during 2019, (ii) Ps. 12,769 million due to a decrease in the stock of trade receivables, mainly related to the FONI collections, (iii) Ps. 4,832 million in collection of interests from clients, including the ones from FONI, during the period, which was partially offset by (iv) the non-cash items included in the operating income, including Ps. 11,912 million from foreign exchange difference on trade receivables; (v) Ps. 9,676 million from income tax paid, and (vi) a Ps. 11,926 million of non-cash effect of loss on the net monetary position re-expression.

Net cash used in investing activities was Ps. 27,904 million in 2019. This amount was mainly due to (i) Ps. 17,505 million in payments for the purchase of property, plant and equipment for the construction of the renewable and thermal projects, (ii) Ps. 8,466 million for the purchase of the Brigadier López Plant, and (i) Ps. 2,670 million invested in de acquisition of short-term financial assets, net, which was partially offset by the collection of Ps. 737 million of dividends mainly from Ecogas Group, and TJSM and TMB (the companies that operate the FONI plants San Martín and Manuel Belgrano).

Net cash provided by financing activities was Ps. 17,132 million in the 2019. This amount was the result of Ps. 19,568 million in loans received, net of principal repayments, related to the expansion projects mentioned above (see Section A. Highlights) mainly related to the acquisition of the Brigadier López Plant, the Luján de Cuyo new cogeneration unit, and the La Castellana II, La Genoveva I, and La Genoveva II wind farms, which was partially offset by (i) Ps. 1,993 million interest and financial expenses paid, related to the loans received for the expansion projects, and (ii) Ps. 1,132 million in dividend distributed in cash to Central Puerto’s shareholder.

 E. Tables

a.
Consolidated Statement of Income

	4Q 20196	4Q 20186
	Unaudited	Unaudited
	Thousand Ps.	Thousand Ps.

Revenues	11,384,396	7,471,081
Cost of sales	(6,211,563)	(3,236,804)
Gross income	5,172,833	4,234,277

Administrative and selling expenses	(837,986)	(700,650)
Other operating income	1,853,092	(1,583,089)
Other operating expenses	118,166	141,995
Property plant and equipment impairment	(3,716,612)
CVO receivables update	-	(1)
Operating income	2,589,493	2,092,532

Loss (gain) on net monetary position	107,026	(3,400,390)
Finance income	1,395,065	623,762
Finance expenses	(2,306,184)	(836,004)
Share of the profit of associates	199,216	133,893
Income before income tax form continuing operations	1,984,615	(1,386,207)
Income tax for the period	(654,561)	782,431
Net income for the period from continuing operations	1,330,054	(603,777)
Discontinued operations
Net income after tax for the period from discontinued operations	-	-
Net income for the period	1,330,054	(603,779)

Attributable to:
-Equity holders of the parent	963,639	(1,093,052)
-Non-controlling interests	366,415	489,273
	1,330,054	(603,779)

Earnings per share:
Basic and diluted (Ps.)	0.63	(0.72)
Earnings per share from continuing operations:
Basic and diluted (ARS)	0.63	(0.72)

____________________________
  6 4Q2019 and 4Q2018 figures where constructed, as the difference between the 2019 and 2018 financial figures, and the 9M2019 and 9M2018 financial figures, respectively, informed in the Financial Statements for the quarter and the nine month period ended on September 30, 2019, stated in the measuring unit current at December 31, 2019. The 3Q2019 financial figures were also calculated using the information published in such Financial Statement and stated in terms of the measuring unit current at the end of the reporting period.

	2019	9M
	Audited	Audited
	Thousand Ps.	Thousand Ps.

Revenues	35,960,784	21,944,761
Cost of sales	(18,956,674)	(9,978,643)
Gross income	17,004,110	11,966,118

Administrative and selling expenses	(2,633,405)	(2,137,249)
Other operating income	18,353,204	20,341,015
Other operating expenses	(270,754)	(204,414)
Property, plant and equipment impairment	(4,404,442)	-
CVO receivables update	-	16,947,737
Operating income	28,048,713	46,913,207

Loss on net monetary position	(2,431,753)	(6,208,977)
Finance income	3,600,707	3,507,676
Finance expenses	(15,924,867)	(9,692,797)
Share of the profit of associates	1,113,297	1,652,445
Income before income tax form continuing operations	14,406,097	36,171,554
Income tax for the period	(5,745,242)	(10,159,632)
Net income for the period from continuing operations	8,660,855	26,011,922
Discontinued operations
Net income for the period after tax from discontinued operations	-	424,850
Net income for the period	8,660,855	26,436,772

Attributable to:
-Equity holders of the parent	8,808,815	26,950,818
-Non-controlling interests	(147,960)	(514,046)
	8,660,855	26,436,772

Earnings per share:
Basic and diluted (Ps.)	5.85	17.91
Earnings per share from continuing operations:
Basic and diluted (ARS)	5.85	17.62

b.
Consolidated Statement of Financial Position

	As of December 31, 2019	As of December 31, 2018
	Audited	Audited
	Thousand Ps.	Thousand Ps.
Assets
Non-current assets
Property, plant and equipment	55,696,733	34,715,815
Intangible assets	7,068,787	3,438,508
Investment in associates	3,450,569	3,074,088
Trade and other receivables	24,249,144	25,646,335
Other non-financial assets	689,185	343,163
Inventories	144,169	114,893
	92,298,587	67,332,802
Current assets
Inventories	657,594	339,810
Other non-financial assets	1,006,247	761,670
Trade and other receivables	15,640,947	16,273,973
Other financial assets	7,698,732	3,022,238
Cash and cash equivalents	1,493,868	353,735
	26,497,388	20,751,426
Total assets	118,795,975	88,084,228

Equity and liabilities
Equity
Capital stock	1,514,022	1,514,022
Adjustment to capital stock	18,416,762	18,416,762
Legal reserve	2,378,736	589,783
Voluntary reserve	26,511,002	6,778,288
Retained earnings	9,539,556	22,636,866
Equity attributable to shareholders of the parent	58,360,078	49,935,721
Non-controlling interests	790,719	719,438
Total Equity	59,150,797	50,655,159

Non-current liabilities
Other non-financial liabilities	4,354,668	3,013,397
Other loans and borrowings	30,687,277	8,005,484
Borrowings from CAMMESA	-	1,544,945
Compensation and employee benefits liabilities	229,279	228,395
Provisions	9,348	-
Deferred income tax liabilities	6,310,170	7,373,778
	41,590,742	20,165,999

Current liabilities
Trade and other payables	5,899,436	2,661,249
Other non-financial liabilities	1,734,349	2,555,070
Borrowings from CAMMESA	-	2,788,843
Other loans and borrowings	8,025,892	1,034,781
Compensation and employee benefits liabilities	698,709	601,743
Income tax payable	1,668,594	6,794,536
Provisions	27,456	826,848
	18,054,436	17,263,070
Total liabilities	59,645,178	37,429,069
Total equity and liabilities	118,795,975	88,084,228

c.
Consolidated Statement of Cash Flow

	2019	2018
	Audited	Audited
	Thousand Ps.	Thousand Ps.
Operating activities
Income for the period before income tax from continuing operations	14,406,097	36,171,554
Income for the period before income tax from discontinued operations	-	505,823
Income for the period before income tax	14,406,097	36,677,377

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	1,969,717	1,757,620
Net results from replacement or decreases of property plants and equipment	-	160,567
Property, plant and equipment impairment	4,404,442	-
Amortization of intangible assets	1,421,182	537,912
Discount of trade and other receivables and payables, net	223,885	-
CVO receivables update	-	(16,947,737)
Interest earned from customers	(6,435,008)	(2,497,175)
Financial income	(3,600,707)	(3,507,676)
Financial expenses	15,924,867	9,692,797
Share of the profit of associates	(1,113,297)	(1,652,445)
Provision for loss of value of material	31,568	(3,780)
Stock-based payments	48,557	20,566
Movements in provisions and long-term employee benefit plan expenses	81,098	-
Foreign exchange difference for trade receivables	(11,912,287)	(17,542,426)
Income from the sale of La Plata plant	-	(720,705)
Loss on net monetary position	(11,925,752)	(4,533,355)

Working capital adjustments:
Decrease in trade and other receivables	12,768,726	7,979,436
Increase in other non-financial assets and inventories	(1,193,298)	(47,303)
Increase in trade and other payables, other non-financial liabilities and liabilities from employee benefits	1,717,860	2,781,707
	16,817,650	12,155,380
Interest received from customers	4,831,912	68,237
Income tax paid	(9,675,737)	(6,522,549)
Net cash flows provided by operating activities	11,973,825	5,701,068

Investing activities
Purchase of property, plant and equipment	(17,504,542)	(10,705,125)
Acquisition of the Brigadier López Power Plant	(8,466,454)	-
Cash flows generated from the sale of La Plata plant	-	962,845
Dividends received	737,068	1,492,304
(Purchase) Sale of available-for-sale assets, net	(2,670,381)	450,174
Net cash flows used in investing activities	(27,904,309)	(7,799,802)

Financing activities
Banks overdrafts received (paid), net	1,468,059	(35,595)
Long term loans received	20,726,175	6,730,134
Long term loans paid	(1,157,931)	(3,222,956)
Financing fees	(972,703)	-
Interests and other loan costs paid	(1,993,077)	(709,849)
Contributions from non-controlling interests	(1,132,143)	(2,180,788)
Dividends paid	193,913	476,517
Net cash flows provided by financing activities	17,132,293	1,057,463

Increase (Decrease) in cash and cash equivalents	1,201,809	(1,041,271)
Exchange difference and other financial results	634,961	2,048,075
Monetary results effect on cash and cash equivalents	(696,637)	(854,379)
Cash and cash equivalents as of January 1	353,735	201,310
Cash and cash equivalents as of September 30	1,493,868	353,735

F. Information about the Conference Call

There will be a conference call to discuss Central Puerto’s Fourth Quarter 2019 results on March 11, 2019 at 12:00 New York Time / 13:00 Buenos Aires Time.

The hosts will be Mr. Jorge Rauber, Chief Executive Officer, and Fernando Bonnet, Chief Financial Officer. To access the conference call, please dial:

United States Participants (Toll Free): 1-888-317-6003
Argentina Participants (Toll Free) : 0800-555-0645
International Participants : +1-412-317-6061
Passcode : 0188551

The Company will also host a live audio webcast of the conference call on the Investor Relations section of the Company's website at www.centralpuerto.com. Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. The call will be available for replay until March 10, 2021 at +1-412-317-0088 with access code # 10139645 and on the Company website under the Investor Relations section.

 You may find additional information on the Company at:

●
http://investors.centralpuerto.com/
●
www.sec.gov
●
www.cnv.gob.ar

Glossary

In this release, except where otherwise indicated or where the context otherwise requires:

●
“CAMMESA” refers to Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima;

●
“COD” refers to comercial operation date;

●
“CVP” refers to Variable Cost of Production of producing energy, which may be declared by the generation companies to CAMMESA;

●
“CVO effect” refers to the CVO receivables update, and interests triggered by the CVO Plant Commercial Operation Approval;

●
“Ecogas” refers collectively to Distribuidora de Gas Cuyana (“DGCU”), and its controlling company Inversora de Gas Cuyana (“IGCU”) and Distribuidora de Gas del Centro (“DGCE”), and its controlling company Inversora de Gas del Centro (“IGCE”);

●
“Energía Base” (legacy energy) refers to the regulatory framework established under Resolution SE No. 95/13, as amended, and, since February 2017, regulated by Resolution SEE No. 19/17;

●
“FONINVEMEM” or “FONI”, refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the Fund for Investments Required to Increase the Electric Power Supply) and Similar Programs, including Central Vuelta de Obligado (CVO) Agreement;

●
“MATER”, refers to Mercado a Término de Energía Renovable, is the regulatory framework that allows generators to sell electric energy from renewable sources directly to large users.

●
“p.p.”, refers to percentage points;

Disclaimer

Rounding amounts and percentages: Certain amounts and percentages included in this release have been rounded for ease of presentation. Percentage figures included in this release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this release may not sum due to rounding.

This release contains certain metrics, including information per share, operating information, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

OTHER INFORMATION

Central Puerto routinely posts important information for investors in the Investor Relations support section on its website, www.centralpuerto.com. From time to time, Central Puerto may use its website as a channel of distribution of material Company information. Accordingly, investors should monitor Central Puerto’s Investor Support website, in addition to following the Company’s press releases, SEC filings, public conference calls and webcasts. The information contained on, or that may be accessed through, the Company’s website is not incorporated by reference into, and is not a part of, this release.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”) that constitute forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘expect’’, ‘‘should’’, ‘‘plan’’, ‘‘intend’’, ‘‘will’’, ‘‘estimate’’ and ‘‘potential’’, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.

Statements regarding possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition, expected power generation and capital expenditures plan, are examples of forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and the Company’s business can be found in the Company’s public disclosures filed on EDGAR (www.sec.gov).

Adjusted EBITDA

In this release, Adjusted EBITDA, a non-IFRS financial measure, is defined as net income for the year, plus finance expenses, minus finance income, minus share of the profit of associates, minus depreciation and amortization, plus income tax expense, plus depreciation and amortization, minus net results of discontinued operations.

Adjusted EBITDA is believed to provide useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the Company’s management team to evaluate the financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors and other parties to evaluate companies in the industry. Adjusted EBITDA is believed to be helpful to investors because it provides additional information about trends in the core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on the results.

Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

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Adjusted EBITDA does not reflect changes in, including cash requirements for, working capital needs or contractual commitments;

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Adjusted EBITDA does not reflect the finance expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other finance income;

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Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes;

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although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements;

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although share of the profit of associates is a non-cash charge, Adjusted EBITDA does not consider the potential collection of dividends; and

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other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Company’s consolidated financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, net income. For a reconciliation of the net income to Adjusted EBITDA, see the tables included in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 13, 2020	By:	/s/ FERNANDO BONNET
	Name:	Fernando Bonnet
	Title:	Attorney-in-Fact